Exhibit 99.1

IM Cannabis Reports Third Quarter 2025 Financial Results

TORONTO and GLIL YAM, Israel, November 13, 2025 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC), an international medical cannabis company, announced its financial results today for the third quarter and nine months ended September 30, 2025. All amounts are reported in Canadian dollars and compared to the quarter and nine months ended September 30, 2024, unless otherwise stated.

Q3 2025 Financial Highlights:

•	Consistent Revenue for Q3 2025 and 2024 of $13.9 million.

•	13% Gross profit decrease vs. Q3 2024 of $2.7 million vs. $3.1 million.

•	13% Gross Margin decrease vs. Q3 2024 of 20% vs. 23%.

•	$3.1 million One time goodwill and intangible asset impairment in Q3 2025 Operating expenses.

•	Non IFRS Adjusted EBITDA loss of $0.6 million in Q3 2025 vs. $0.2 million in Q3 2024.

Management Commentary

"The first nine months of 2025 have been part of a transition year for the Company. In Germany, expected regulatory changes may have a negative effect on the market for our sales, and the impact of these regulatory changes on us is not yet known. In the third quarter of 2025 we recorded a non-cash impairment to align asset values with current conditions. In parallel, as part of our strategic review, we are assessing selective new business activities to broaden our growth avenues and support long-term value creation", said Oren Shuster, CEO of IM Cannabis Corp.

Q3 2025 Financial Results

•	Net loss in Q3 2025 was $3.9 million, compared to net loss of $1.1 million in Q3 2024. Net loss increase mainly due to goodwill and intangible asset impairment recorded at Q3 2025.

•
Revenue for the third quarter of 2025 amounted to $13.9 million, similar to Q3 2024, while revenues for the first 9 months ended September 30, 2025, amounted to $39 million vs. $40.7 million in the same period of 2024.

•	Gross profit for the third quarter of 2025 was $2.7 million, compared to $3.1 million in Q3 2024, a decrease of 13%.

•	Gross margin for the third quarter of 2025 was 20%, compared to 23% in Q3 2024, a decrease of 13%.

•
Total operating expenses in Q3 2025 were $6.9 million compared to $4.1 million in Q3 2024, an increase of 68%. The increase is mainly due to goodwill and intangible asset impairment recorded at Q3 2025.

•
Net loss in Q3 2025 was $0.8 million, compared to net loss of $1.1 million in Q3 2024, excluding the one-time goodwill and intangible asset impairment. In total, net loss in Q3 2025 was $3.9 million, compared to net loss of $1.1 million in Q3 2024.

•	G&A Expenses in Q3 2025 were $2.4 million, similar to Q3 2024.

•	Selling and Marketing Expenses in Q3 2025 were $1.4 million, compared to $1.5 million in Q3 2024, a decrease of 7%.

•	Basic and diluted Loss per Share in Q3 2025 was $0.75 million, compared to a loss of $0.41 million per Share in Q3 2024.

•	Non-IFRS Adjusted EBITDA Loss in Q3 2025 was $0.6 million, compared to a Non-IFRS adjusted EBITDA loss of $0.2 million in Q3 2024, a decline of 143%.

•	Cash and Restricted Cash on hand as of September 30, 2025, were $2.3 million compared to $0.9 million on December 31, 2024.

•
Total Assets as of September 30, 2025, were $44.3 million, compared to $39.2 million on December 31, 2024, an increase of 13%. The increase is mainly attributed to an increase of $2.4 million in advances to suppliers and $6.8 million in inventory, offset by decreases of $2.5 million in trade receivables and $3.1 million in accordance with goodwill and intangible assets impairment.

•
Total Liabilities as of September 30, 2025, were $40 million, compared to $36 million on December 31, 2024, an increase of 11%. The increase is mainly due to $8.9 million in other accounts payable and $0.9 million due to increase in short and long term credit from banks. This is offset by a $4 million decrease in trade payables and $1.4 million decrease in convertible debentures.

The Company's financial statements as of September 30, 2025 include a note regarding the Company's ability to continue as a going concern. The Company's Q3 2025 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the quarter ended September 30, 2025.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended September 30, 2025, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. Forward-looking statements are based on assumptions that may prove to be incorrect. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the timing and impact of the legalization of medicinal cannabis in Germany; the expected regulatory changes in Germany; the Company's growth in 2025; the market growth for medicinal cannabis in Germany;  the stated benefits of the Company's EU-GMP processing facility and an EU-GDP logistics center; the Company's ability to find new business activities to broaden its growth avenues and support long-term value creation and the Company's stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Nasdaq Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas and Israel-Iran war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company's inability to take advantage of the legalization of medicinal cannabis in Germany; and the inability of the Company to find new business activities to broaden its growth avenues and support long-term value creation.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the United States Securities and Exchange Commission on March 31, 2025, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Michal Efraty, Investor Relations
IM Cannabis Corp.
michal@efraty.com

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504
info@imcannabis.com

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2025	December 31, 2024
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash		$1,182	$863
Restricted cash		1,134	64
Trade receivables		11,255	13,803
Other current assets		8,073	5,419
Inventory		10,023	3,215

		31,667	23,364
NON-CURRENT ASSETS:
Investments in affiliate	4	1,742	1,631
Property, plant and equipment, net		3,819	3,730
Intangible assets, net	3I	1,586	3,333
Goodwill	3I	5,005	6,679
Right-of-use assets, net		513	451

		12,665	15,824

Total assets		$44,332	$39,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2025	December 31, 2024
	Note	(Unaudited)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Current maturities of operating lease liabilities		$379	$262
Trade payables		7,147	11,159
Other current liabilities		13,917	5,001
Loans and credit from bank institution and others		15,417	15,145
Convertible debentures	3D	597	1,968
Derivative warrants liabilities and prefunded warrants	3C, 4	1,002	1,383

		38,459	34,918

NON-CURRENT LIABILITIES:
Operating lease liabilities		92	171
Loans and credit from bank institution and others		1,078	466
Deferred tax liabilities		400	487

		1,570	1,124

Total liabilities		40,029	36,042

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF THE COMPANY:	5
Share capital and premium		269,574	265,000
Capital reserve from share-based payment transactions		475	150
Amount received on account of financial instruments and other		3,112	297
Capital reserve from translation differences of foreign operations		(3,783)	(1,265)
Capital reserve from transaction with non-controlling interests		(2,872)	-
Capital reserve from transaction with controlling shareholder		33	-
Accumulated deficit		(262,576)	(258,939)

Total equity attributable to shareholders of the Company		3,963	5,243

Non-controlling interests		340	(2,097)

Total equity		4,303	3,146

Total liabilities and equity		$44,332	$39,188

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
	Note	2025	2024	2025	2024

Revenue		$39,047	$40,696	$13,851	$13,883
Cost of revenue		29,443	34,925	11,120	10,735

Gross profit		9,604	5,771	2,731	3,148

Selling and marketing expenses		3,935	5,279	1,373	1,506
General and administrative expenses		6,924	6,846	2,433	2,351
Share-based compensation		14	364	2	244
Other expenses	3I	3,076	2,734	3,076	-
Total operating expenses		13,949	15,223	6,884	4,101

Operating loss		(4,345)	(9,452)	(4,153)	(953)

Finance income		3,181	495	1,111	1
Finance expenses		(2,634)	(2,577)	(682)	(156)

Finance income (expenses), net		547	(2,082)	429	(155)

Loss before tax benefit		(3,798)	(11,534)	(3,724)	(1,108)
Taxes on income (tax benefit)		86	(976)	141	(26)

Net loss		$(3,884)	$(10,558)	$(3,865)	$(1,082)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
	Note	2025	2024 (*)	2025	2024 (*)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain on defined benefit plan		48	1,633	-	49

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:
Adjustments arising from translating financial statements of foreign operations		(2,440)	(508)	(961)	(482)

Total other comprehensive income (loss)		(2,392)	1,125	(961)	(433)

Total comprehensive loss		$(6,276)	$(9,433)	$(4,826)	$(1,515)

Net income (loss) attributable to:
Shareholders of the Company		$(3,685)	$(9,574)	$(3,651)	$(922)
Non-controlling interests		(199)	(984)	(214)	(160)

		$(3,884)	$(10,558)	$(3,865)	$(1,082)

Total comprehensive income (loss) attributable to:
Shareholders of the Company		$(6,155)	$(8,458)	$(4,627)	$(1,357)
Non-controlling interests		(121)	(975)	(199)	(158)

		$(6,276)	$(9,433)	$(4,826)	$(1,515)

Net loss per share attributable to shareholders of the Company:	6

Basic net loss per share (in CAD)		$(0.98)	$(4.29)	$(0.75)	$(0.41)
Diluted net loss per share (in CAD)		$(1.00)	$(4.29)	$(0.75)	$(0.41)

(*)	Loss per share includes the effect of Reverse Share Split (see also Note 5A below).

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Canadian Dollars in thousands
	Share capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Capital reserve from translation difference of foreign operations	Capital reserve from transaction with non-controlling interests	Capital reserve from transaction with controlling shareholder	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2025	$265,000	$150	$297	$(1,265)	$-	$-	$(258,939)	$5,243	$(2,097)	$3,146

Net loss	-	-	-	-	-	-	(3,685)	(3,685)	(199)	(3,884)
Total other comprehensive income (loss)	-	-	-	(2,518)	-	-	48	(2,470)	78	(2,392)

Total comprehensive income (loss)	-	-	-	(2,518)	-	-	(3,637)	(6,155)	(121)	(6,276)

Recognition of capital contribution from a controlling shareholder (Note 3B6)	-	-	-	-	-	33	-	33	-	33
Common shares issued upon exercise of pre-funded warrants (Note 3C)	372	-	-	-	-	-	-	372	-	372
Expiration of conversion feature related to convertible debentures (Note 3D)	297	-	(297)	-	-	-	-	-	-	-
Recognition of conversion feature related to convertible debentures (Note 3D)	-	-	364	-	-	-	-	364	-	364
Common shares issued upon partial conversion of convertible debentures (Note 3D)	1,651	-	(256)	-	-	-	-	1,395	-	1,395
Common shares issued as consideration upon acquisition on non-controlling interest (Note 3E)	314	-	-	-	(2,872)	-	-	(2,558)	2,558	-
Common shares issued upon debt settlement (Note 3F)	190	-	-	-	-	-	-	190	-	190
Net proceeds received upon completion of private placement transaction (Note 3G)	1,750	311	3,004	-	-	-	-	5,065	-	5,065
Share-based compensation	-	14	-	-	-	-	-	14	-	14

Balance as of September 30, 2025	$269,574	$475	$3,112	$(3,783)	$(2,872)	$33	$(262,576)	$3,963	$340	$4,303

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Capital reserve from share-based payment transactions	Amount received on account of financial instruments and other	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(9,574)	(9,574)	(984)	(10,558)
Total other comprehensive income	-	-	-	1,049	67	1,116	9	1,125

Total comprehensive loss	-	-	-	1,049	(9,507)	(8,458)	(975)	(9,433)

Other comprehensive loss classification	-	-	-	-	(748)	(748)	-	(748)
Recognition of conversion feature related to convertible debentures	-	-	327	-	-	327	-	327
Share-based compensation	-	364	-	-	-	364	-	364
Forfeited options	2,803	(2,803)	-	-	-	-	-	-

Balance as of September 30, 2024	$256,685	$7,198	$327	$1,144	$(259,400)	$5,954	$(1,744)	$4,210

 The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2025	2024
Cash flow from operating activities:

Net loss	$(3,884)	$(10,558)
Adjustments for non-cash items:
Revaluation of financial instruments	(9)	(24)
Discount expenses in respect of convertible debentures	178	197
Depreciation of property, plant and equipment	212	332
Amortization of intangible assets	991	1,036
Depreciation of right-of-use assets	232	274
Impairment of Goodwill	3,076	-
Impairment of property, plant and equipment	-	10
Loss from deconsolidation of subsidiary	-	2,734
Recognition of extension fee related to debentures	209	-
Finance expenses, net	(716)	2,268
Deferred tax liability, net	(111)	(138)
Share-based payments	14	364
Changes in employe benefit liabilities, net	-	(71)
Discount expenses in respect of loans and credit received	141	-
	4,217	6,982

Changes in working capital:
Decrease (increase) in trade receivables	3,306	(8,184)
Increase in other current assets	(2,494)	(2,775)
Decrease (increase) in inventory	(6,222)	4,864
Increase (decrease) in trade payables	(3,896)	10,595
Increase in other current liabilities	9,442	2,420

	136	6,920

Taxes (paid) received	22	(222)

Net cash provided by operating activities	491	3,122

Cash flows from investing activities:

Purchase of property, plant and equipment	(8)	(126)
Deconsolidation of subsidiary	-	(346)
Change in restricted cash	(1,070)	-

Net cash used in investing activities	$(1,078)	$(472)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2025	2024
Cash flow from financing activities:

Net proceeds received upon completion of private placement transaction	5,064	-
Repayment of lease liabilities	(230)	(265)
Payment of interest on lease liabilities	(26)	(44)
Proceeds from loans and credit received	4,634	1,803
Repayment of loans and credit	(2,573)	(4,427)
Interest paid	(1,954)	(1,572)
Proceeds from (repayment of) discounted checks	(1,647)	4,483

Net cash provided by (used in) financing activities	3,268	(22)

Effect of foreign exchange on cash	(2,362)	(2,483)

Change in cash	319	145
Cash at the beginning of the period	863	1,813

Cash at end of the period	$1,182	$1,958

Supplemental disclosure of non-cash activities:

Right-of-use assets recognized with corresponding lease liabilities	$272	$40

Issuance of convertible debentures in exchange for loans (principal and interest) received (Note 3C)	$-	$2,092

Common shares issued upon exercise of pre-funded warrants (Note 3C)	$372	$-

Common shares issued upon partial conversion of convertible debentures (Note 3D)	$1,395	$-

Common shares issued as debt settlement (Note 3F)	$190	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.